EXHIBIT  6.2

October 21, 2019

Patrick Imbasciani

9010 Grassington Way

Raleigh NC 27615

Dear Patrick,

This letter confirms that Draganfly Innovations Inc. (“Company”) has offered you employment on the following terms, to begin October 21, 2019:

1.	Your initial position will be Chief Operating Officer, Draganfly Inc.

2.	Your annual compensation shall be $118,800 USD. To be reviewed annually based on the responsibilities outlined in Schedule A.

3.	Initial commission structure is 5% of Draganfly Innovations Inc. overall new sales where the margin is over 35%. Management commits to reviewing commission structure such that it's reflective of individual and company sales on an annual basis. Commission structure will also be reviewed when a new sales person is hired by end of Q1 2020.

4.	A $5,000 bonus payable upon meeting the board-approved Draganfly Innovations Inc. annual sales goal, and an extra $5,000 if new Draganfly Innovations Inc. sales revenue generated by you is over $1M.

5.	Participation in the Company option pool with an issuance of 500,000 options. Vesting criteria will be in line with company policy.

6.	The Company shall pay for or provide you with the standard-market health insurance benefits.

You acknowledge and understand that all benefits of employment, including long-term disability coverage, will cease as of your last day actively at work for the Company, regardless of the reason for the cessation of your employment, and further, the Company has no liability for any damages caused by the cessation of such benefits.

7.	As an employee of the Company, you will receive fifteen paid vacation days annually.

8.	You shall be reimbursed for reasonable and necessary business expenses authorized and verified to the Company’s satisfaction.

9.	Your employment is at will. Either you or the Company may terminate this employment relationship at any time for any reason with or without cause. Two weeks notice would be expected from you and would be given to you (or pay in lieu of notice) absent unusual circumstances.

10.	Your employment is contingent upon your execution of the Company’s Non-Disclosure Agreement.

11.	The Company and you hereby mutually agree to arbitrate any and all differences, claims, or disputes of every kind (statutory or other) arising out of your employment or its termination. Such arbitration would be in Raleigh, North Carolina, or another mutually agreed upon location, before the American Arbitration Association, and in lieu of any court action.

12.	Your employment shall be governed by North Carolina labor law.

No other promises or representations have been made to you.

Please sign in the space provided below to indicate your acceptance of this offer and return it by October 25, 2019.

Please note that this offer is subject to board approval.

Sincerely,

Cameron Chell

Chairman

cameron@businessinstincts.com

 (310)658-4413

            October 22, 2019

By signing, I accept the above engagement.                         Date

SCHEDULE A

JOB DESCRIPTION

Responsibilities include:

Job Duties

Chief Operating Officer

•	Working with the Board and Draganfly’s Chief Executive Officer (“CEO”) to develop the strategy for the Company’s future growth.

•	Working with key members of the Draganfly team including executive team and operating subsidiaries to ensure operating excellence.

•	·Oversight and management of customer billing and management.

•	Employing various initiatives to coach employees to optimize their capabilities and promote culture.

•	Work with the finance team as needed as a senior executive of the company.

•	Overseeing marketing initiatives and implementing better business practices.

•	Delegating responsibilities to ensure staff members grow as capable participants.

•	Completing performance reviews in a prudent manner.

•	Assessing and implementing improved processes and new technologies, and collaborating with management regarding the implementation of these improvements.

•	Working with Draganfly’s executive to identify opportunities for value-enhancing strategic sales initiatives, joint ventures, and strategically important relationships, and working with the CEO and Senior Executives on strategic matters on the pursuit of such strategic initiatives.

•	Taking the lead in developing and maintaining Draganfly relationships with future strategic partners and investors whose capital, influence, and knowledge could add significantly to the Company’s value and its share price.

Sales Role

•	Work with members of the executive to build and execute on our sales strategy.

•	Actively manage and mentor members of the sales team to hit targets and manage prospective customers through sales life cycle.

•	Recruiting, growing, and managing the sales team.

•	Actively prospect and qualify new business opportunities with new and existing clients.

•	Ongoing follow up with clients to detail satisfaction and ongoing business.

•	Grow and manage an active sales pipeline.

•	Identify key decision-makers in existing and potential clients.

•	Attend networking events to meet with future customers.

•	Develop and measure sales KPIs.

•	Provide required reporting on sales pipeline.